Filed Pursuant to Rule 433

Registration No. 333-261622

THE PNC FINANCIAL SERVICES GROUP, INC.

1,250,000 DEPOSITARY SHARES EACH REPRESENTING A 1/100TH INTEREST IN A SHARE OF

6.200% FIXED-RATE RESET NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES V

Issuer:	The PNC Financial Services Group, Inc.

Security:	Depositary Shares, each representing a 1/100th interest in a share of The PNC Financial Services Group, Inc. 6.200% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series V (the “Preferred Stock”)

Expected Ratings:*	Baa2 / BBB- / BBB (Moody’s / S&P / Fitch)

Size:	$1,250,000,000 (1,250,000 Depositary Shares)

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Term:	Perpetual

First Reset Date:	September 15, 2027

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period:	The period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each successive period from and including each Reset Date to, but excluding, the next following Reset Date.

Reset Dividend Determination Date:	In respect of any Reset Period, the day falling three business days prior to the first day of such Reset Period.

Dividend Rate (Non-Cumulative):

From August 19, 2022 to, but excluding, September 15, 2027, at a fixed rate of 6.200% per annum.

From and including September 15, 2027, during each Reset Period, at a rate per annum equal to the five-year U.S. Treasury rate (as defined in the preliminary prospectus supplement dated August 16, 2022) as of the most recent Reset Dividend Determination Date, plus 3.238%.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning on December 15, 2022.

Day Count:	30/360

Trade Date:	August 16, 2022

Settlement Date:**	August 19, 2022 (T+3)

Optional Redemption:

In whole or in part, from time to time, on any dividend payment date on or after September 15, 2027, or in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the preliminary prospectus supplement dated August 16, 2022 and subject to limitations described therein).

Neither the holders of Preferred Stock nor the holders of depositary shares will have the right to require the redemption or repurchase of the Preferred Stock.

Redemption of the Preferred Stock is subject to compliance with applicable regulatory capital rules, including any applicable approvals.

Public Offering Price:	$1,000 per Depositary Share

Underwriting Discount:	$10 per Depositary Share

Net Proceeds (before expenses) to Issuer:	$1,237,500,000

Joint Book-Running Managers:	BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, PNC Capital Markets LLC

Co-Managers:	Samuel A. Ramirez & Company, Inc., Siebert Williams Shank & Co., LLC

CUSIP/ISIN for the Depositary Shares:	693475 BF1 / US693475BF18

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect that delivery of the Depositary Shares will be made against payment therefor on the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the second business day before settlement will be required, by virtue of the fact that the Depositary Shares initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.

Conflict of Interest

Because our affiliate, PNC Capital Markets LLC, is participating in this offering, PNC Capital Markets LLC is deemed to have a “conflict of interest” within the meaning of Financial Industry Regulatory Authority (“FINRA”) Rule 5121. Accordingly, the distribution arrangements for this offering comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with Rule 5121, PNC Capital Markets LLC may not make sales in this offering to any discretionary account without the prior approval of the customer.

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling BofA Securities, Inc. (toll-free) at 1-800-294-1322, Citigroup Global Markets Inc. (toll-free) at 1-800-831-9146, J.P. Morgan Securities LLC (collect) at 1-212-834-4533 or PNC Capital Markets LLC (toll-free) at 1-855-881-0697.

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